

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Christopher Dewey
Chief Executive Officer
MedTech Acquisition Corp
48 Maple Avenue
Greenwich, CT 06830

      Re: MedTech Acquisition Corp
          Amendment No. 3 to Registration Statement on Form S-4
          Filed May 23, 2023
          File No. 333-269138

Dear Christopher Dewey:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2023 letter.

Amendment No. 3 to the Registration Statement on Form S-4

TriSalus' Business
Manufacturing and Distribution, page 233

1.   We note you entered into a distribution and collaboration agreement with Hangzhou Ruizhen Therapeutics Co. Ltd in May 2019. Please revise your disclosure to discuss all material terms of your agreement with Hangzhou Ruizhen, including, to the extent not already disclosed:

     • the nature and scope of any intellectual property transferred;
     • each parties' rights and obligations;
     • quantification of all up-front or execution payments received or paid to date;

- aggregate amounts paid or received to date under the agreement;
- aggregate amounts of all potential development, regulatory and commercial milestone payments;
- quantification of the royalty rate, or a range no greater than 10 percentage points per tier;
- disclosure of the duration of the agreement and when royalty provisions expire; and
- disclosure of termination provisions.

Please also file this agreement as an exhibit to your registration statement. Alternatively, advise us why such agreement is not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 233

2.   We note your response to comment 3 and your revised disclosure here that you "jointly own one (1) granted US and six (6) granted foreign patents that relate to SD-101." Please revise your disclosure to specify the party with which you jointly own these patents, the specific jurisdictions of the foreign patents, and the patent expiration dates.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Kevin Shuler